

SECUR[illegible] [illegible]MMISSION
02004938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40745

FEB 27 2002

240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. SHAW SECRUITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel F. Wolf — 212-478-0000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP
(Name — *if individual, state last, first, middle name*)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

D. E. Shaw Securities, L.L.C.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Revolving Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


ANDERSEN

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2001

Report of Independent Public Accountants

To the Members of
D. E. Shaw Securities, L.L.C.:

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (a Delaware Limited Liability Company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of D. E. Shaw Securities, L.L.C. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 15, 2002

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2001

	(in thousands)
Assets	
Receivable from clearing broker	$ 1,257
Other assets	15
Total Assets	**$ 1,272**
Liabilities and Members' Capital	
Payable to Parent	$ 29
Other liabilities and accrued expenses	135
Total Liabilities	**164**
Commitments	
Members' Capital	**1,108**
Total Liabilities and Members' Capital	**$ 1,272**

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Managing Member") is the managing member of the Company. D. E. Shaw Securities Trading, L.P. (the "Parent") is the sole non-managing member of the Company.

The Company is a securities broker-dealer that is currently involved in certain private placement activities and also acts as executing broker for other companies in the D. E. Shaw group.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts which approximate fair value.

a. Financial instruments owned and financial instruments sold, but not yet purchased may include (without limitation) equity securities, debt securities, and certain derivative instruments such as options and warrants. Such financial instruments, if any, are reflected on the statement of financial condition at fair value. The underlying financial instruments related to any contractual commitments arising pursuant to futures and any other derivative contracts are not reflected on the statement of financial condition, but such contracts are valued at fair value. Any resulting net change in unrealized gains and losses on these contracts (as well as the net change in unrealized gains and losses on the other financial instruments described above) is reflected in members' capital. Fair value is generally based on quoted market prices, taking into account the liquidity and concentrations of, and any restrictive terms with respect to, the instruments and contracts. If quoted market prices are not readily available, or if the liquidation of certain of the Company's positions is reasonably expected to impact market prices, fair value of those positions may be determined based on other relevant factors, including (without limitation) dealer price quotations, price activity for equivalent

2. Significant Accounting Policies (Continued)

a. (Continued)

instruments, and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments as well as other relevant economic measurements.

b. Receivables and payables (including those resulting from contractual commitments, over-the-counter instruments, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists.

c. Substantially all other assets and liabilities are recorded at contracted amounts which approximate fair value.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities: a replacement of SFAS No. 125". This statement amends the recognition and reclassification of collateral and disclosures related to securitization transactions and collateral. These changes were effective for fiscal years ending after December 15, 2000. SFAS No. 140 also amends the accounting for transfers and servicing of financial assets and the extinguishments of liabilities occurring after March 31, 2001. The impact of these changes did not have a material effect on the Company's statement of financial condition.

U.S. federal and state income taxes have not been provided because the members report their respective distributive share of the Company's taxable income or loss on their respective tax returns. The Company does, however, include a provision for unincorporated business taxes, when appropriate.

3. Receivable From Clearing Brokers

Any transactions in financial instruments are cleared by a limited number of brokers and dealers (the "Clearing Brokers") pursuant to clearance agreements. Substantially all of the Company's cash, and securities positions if any, are either held as collateral by the Clearing Brokers against various margin obligations of the Company or deposited with such Clearing Brokers for safekeeping purposes. This subjects the Company to credit risk with respect to the Clearing Brokers. This credit risk may be concentrated among a limited number of counterparties. At December 31, 2001, the Company's liquid assets were held by one Clearing Broker.

3. Receivable From Clearing Brokers (Continued)

To the extent the Company has not borrowed the maximum amount available from the Clearing Brokers, such excess represents available short-term funding. This subjects the Company to liquidity risk, to the extent the Clearing Brokers may choose to decrease collateralized margin borrowings they make available to the Company. The Company attempts to limit its liquidity risk by entering into contracts which require the Clearing Brokers to provide reasonable notice periods before additional margin can be required on existing positions, when the Clearing Brokers make this term available.

4. Related Party Transactions

The Managing Member, directly and through certain affiliates, provides substantially all personnel, management, overhead, and other services to the Company and the Parent. In consideration for providing these services, the Managing Member is reimbursed by the Parent's parent company for the effect of its bearing related expenses as well as for certain other of its and its members' costs resulting directly or indirectly from its management activities. In turn, the Company may be responsible for a portion of these costs and expenses, at the discretion of the Parent. In connection with this arrangement, the Company was charged for certain services by the Parent.

The Parent may also deposit funds with the Company from time to time in anticipation of future funding requirements. To the extent applicable, such deposits bear interest at commercially reasonable rates.

Payable to Parent represents amounts due in respect to each of the above. Any such payables are due on demand.

5. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the United States Securities and Exchange Commission, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of approximately $1.1 million, which exceeded the minimum requirement by approximately $0.8 million.

5. Net Capital Requirement (Continued)

Proprietary balances, if any, held at the Clearing Brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Brokers which require, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk

In the normal course of business, the Company may enter into transactions in various financial instruments with off-balance-sheet risk, primarily for the purpose of hedging its exposure to market, interest rate, and foreign currency risks, and in connection with its normal investing activities. These financial instruments might include (without limitation) financial instruments sold, but not yet purchased, as well as other derivative financial instruments. Risk would arise from the potential inability of the counterparty to perform under the terms of each of these contracts and from changes in the values of underlying financial instruments. Through the use of hedging strategies and various credit-monitoring techniques, the Company attempts to reduce its exposure to market, interest rate, foreign currency, and credit risks arising from the use of financial instruments with off-balance-sheet risk. A further description of these instruments appears below.

a. ***Financial Instruments Sold, But Not Yet Purchased***

Financial instruments sold, but not yet purchased represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

b. ***Derivative Financial Instruments***

Derivative financial instruments contain varying degrees of off-balance-sheet risk, whereby changes in the market values of securities underlying the financial instruments, interest rates, or foreign currency exchange rates may result in losses in excess of any amounts reflected on the statement of financial condition. While individually, derivative financial instruments carry these risks, the measurement of risk associated with the instruments is meaningful only when all related and offsetting transactions used to limit (though not eliminate) the overall risks to the Company are identified. In any case, it should be noted that the Company's exposure to credit risks associated with

6. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

b. *Derivative Financial Instruments (Continued)*

counterparty nonperformance on these instruments is limited to the unrealized gains inherent in such contracts, which, if applicable, would be included on the statement of financial condition. It is the Company's policy to monitor its exposure to credit risks and to obtain or to pledge collateral where deemed necessary.

At December 31, 2001, the Company had no commitments to purchase or sell derivative financial instruments and no cash collateral pledged or received in this regard.



Report on Internal Control Required by SEC Rule 17a-5

To the Members of
D. E. Shaw Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedules of D. E. Shaw Securities, L.L.C. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 15, 2002